Exhibit 99.2
PRESS RELEASE
August 14, 2008
Eksportfinans first half-year 2008:
Positive results in the second quarter
Eksportfinans experienced a net profit of NOK 144 million in the second quarter of 2008 as a consequence of continued positive developments in the results for the main business areas. Net profit in the second quarter of 2007 was NOK 30 million.
In the first half-year of 2008 as a whole, Eksportfinans saw a net loss of NOK 48 million, which was NOK 145 million lower than in the corresponding period in 2007. The reduction was due to unrealized losses in the liquidity portfolio following the turbulence in the international capital markets. With effect from February 29, 2008 Eksportfinans is hedged against further losses in the liquidity portfolio through a Portfolio Hedge Agreement that the company has entered into with its shareholders.
Export Lending
The strong demand for new export related loans continued in the first half-year of 2008. The volume of outstanding export related loans amounted to NOK 63 billion at June 30, 2008, compared to NOK 56.4 billion at year-end 2007 and NOK 48.2 billion at June 30, 2007. The increase was mainly due to the continued high level of activity in the Norwegian maritime industry and the oil and gas sector.
Local Government Lending
Total lending from Eksportfinans’ subsidiary Kommunekreditt Norge AS at June 30, 2008 amounted to NOK 61.6 billion, compared to NOK 68.3 million at year-end 2007. The decrease was due to a repricing of parts of the company’s lending portfolio based on somewhat higher funding costs.
Funding
Despite the demanding situation in the international capital markets, Eksportfinans has experienced good access to funding in the first half-year of 2008. The institution has issued three public benchmark transactions in the period, two of which were Euro denominated for a total of EUR 2.25 billion. The third benchmark was a CHF 150 million transaction. Total new funding in the first half-year of 2008 amounted to NOK 48.5 billion through 477 individual trades compared with NOK 38.5 billion and 375 trades for the same period in 2007.
Key Figures:

	First six months 2008	First six months
2007
New export lending	NOK 11.2 billion	NOK 10.2 billion
New loans to Norwegian public sector	NOK 3.6 billion	NOK 9.5 billion
New funding	NOK 48.5 billion	NOK 38.5 billion
Total assets	NOK 227.5 billion	NOK 186.9 billion
Capital adequacy	11.8%	12.1%

Profit/(loss) for the period	(NOK 48 million )	NOK 97 million
Loan losses	0	0

The complete first half-year report 2008 is available on www. eksportfinans.no